Novartis AG
Postfach 4002 Basel Switzerland

August 15, 2011

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:          Novartis AG

Form 20-F for Fiscal Year Ended December 31, 2010

Filed January 27, 2011

File No. 001-15024

Dear Mr. Rosenberg:

We are in receipt of your letter addressed to Jonathan Symonds, our Chief Financial Officer, dated July 29, 2011, which was in response to our letter dated June 30, 2011.  As agreed in telephone calls between Barry Rosenfeld, of our affiliate Novartis Corporation, and Frank Wyman, Staff Accountant at SEC, our time to respond to your letter is extended through and including August 26, 2011.  However, we anticipate that Comment 4 of your July 29 letter will be discussed during the scheduled August 29, 2011 conference call between SEC and Novartis.

Respectfully submitted,

Novartis AG

/s/ JONATHAN SYMONDS	/s/ THOMAS WERLEN
Jonathan Symonds	Thomas Werlen
Chief Financial Officer	General Counsel
Novartis Group	Novartis Group